Exhibit 99.2

TPG Profile

TPG Capital is one of the world’s leading private investment firms, with $48 billion of assets under management. The firm was founded in 1992 and is led by David Bonderman and Jim Coulter.

TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. TPG’s investments in the medical technology and broader healthcare sectors have included Aptalis Pharma, Biomet, Fenwal, IASIS Healthcare, IMS Health, Oxford Health Plans, Parkway Holdings, Quintiles Transnational and Surgical Care Affiliates. In addition, TPG Biotech has made over 35 life sciences, medical products and healthcare services investments since its inception.

Beyond TPG’s work in the healthcare industry, the firm has also invested in a variety of other industries including: retail (Burger King, China Grand Auto, Debenhams, J. Crew, Neiman Marcus, Petco), consumer branded products (Beringer Wines, Del Monte Foods, Ducati), industrials (Altivity, British Vita, Grohe, Kraton) and travel/entertainment (America West, Creative Artists Agency, Caesars Entertainment), among others.

Globally, TPG was one of the earliest US private equity firms to open offices and make investments in Europe and Asia. Since making its first European investment in 1995, TPG has grown to become one of the most active private equity investors in Europe. TPG entered Asia in 1994 and was one of the first global private equity firms dedicated to the region.

TPG is well-known for its depth of industry knowledge, adding operating value and for its ability to field a deep bench of experienced professionals to assist in growing portfolio companies.

The firm maintains a mid to long-term perspective on its investments in an effort to help companies grow to meet their full potential. Its commitment to the employees and the marketplace is that the companies it owns will continue to offer the finest products and services in an environment that supports and rewards success.